Exhibit 99.1

Allot Communications Reports Non-GAAP Revenues of $24.1 Million
for the Third Quarter of 2013

Hod Hasharon, Israel – October 29, 2013 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its third quarter 2013 results, with non-GAAP revenues reaching $24.1 million ($24.0 million on a GAAP basis).

Third Quarter Highlights:

•	Non-GAAP revenues were $24.1 million ($24.0 million on a GAAP basis).

•	Non-GAAP gross margin was 77% (73% on a GAAP basis).

•	Non-GAAP operating margin was 4% (9% loss on a GAAP basis).

•	Book-to-bill above one.

•	Retired $16 million of OCS liability.

Financial Results:

On a non-GAAP basis, total revenues for the third quarter of 2013 reached $24.1 million, compared with $28.0 million of revenue reported for the third quarter of 2012 and $21.5 million of revenue reported for the second quarter of 2013.  On a non-GAAP basis, net profit for the third quarter of 2013 was $1.1 million, or $0.03 per basic and diluted share. This compares with non-GAAP net profit of $5.1 million, or $0.16 per basic share, and $0.15 per diluted share, in the third quarter of 2012 and non-GAAP net loss of $0.9 million, or $0.03 per basic and diluted share, in the second quarter of 2013.

Total GAAP revenues for the third quarter of 2013 reached $24.0 million compared to $27.8 million of revenue reported for the third quarter of 2012 and $21.2 million of revenue reported for the second quarter of 2013. On a GAAP basis, the net loss for the third quarter of 2013 was $1.9 million, or a net loss of $0.06 per basic and diluted share. This compares with net profit of $2.4 million, or $0.07 per basic and diluted share, in the third quarter of 2012, and a net loss of $3.9 million, or a net loss of $0.12 per basic and diluted share, in the second quarter of 2013.

Key Quarterly Achievements:

•	During the quarter, large orders were received from 14 service providers, two of which are new customers.

•	Four of the large orders came from mobile-service providers, eight were from fixed-line service providers and two from enterprises.

•	Received a $12 million expansion order from a tier-1 fixed line operator in APAC.

•	Received a multimillion dollar order from major U.S.-based cloud provider to monitor and guarantee SLAs for Cloud-based services.

As of September 30, 2013, cash, cash equivalents, short-term deposits and marketable securities totaled $115 million with no debt.

"The booking environment remained strong during the third quarter and book-to-bill was once again above one, despite the weakness often associated with third quarter seasonality. The business momentum strength is equally felt both in our PCC as well as our VAS activities,” said Rami Hadar, Allot Communications' President and Chief Executive Officer. "Today we announced that we have won a $12 million project with a tier 1, fixed line operator from APAC. This deal includes a bundle of our Allot Sigma Service Gateway, our Allot ServiceProtector, VAS security offering and intelligent steering. We view this deal as another successful testament to our service gateway and VAS vision."

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss third quarter 2013 earnings results today at 8:30 a.m. ET, 2:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1646 254 3360, UK: +44(0)20 3427 1902, Israel: +9723763 0147, participant code 7266032.

A replay of the conference call will be available from 12:00 AM ET on October 29, 2013 through November 27, 2013 at 6:59 PM ET time. To access the replay, please dial: US:  +1 347 366 9565; UK: +44 (0) 20 3427 0598, access code: 7266032.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

GAAP to Non-GAAP Reconciliation

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company during the year and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock based compensation expenses, amortization of acquisition related intangible assets, regulatory 2 matters, acquisition related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen

AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Revenues	$23,949	$27,768	$69,274	$78,390
Cost of revenues	6,568	8,464	19,061	23,119

Gross profit	17,381	19,304	50,213	55,271

Operating expenses:
Research and development costs, net	6,599	6,069	20,399	15,411
Sales and marketing	9,982	8,539	29,704	24,420
General and administrative	2,942	2,671	8,246	8,104
Total operating expenses	19,523	17,279	58,349	47,935
Operating profit (loss)	(2,142)	2,025	(8,136)	7,336
Financial and other income, net	229	382	584	1,030
Profit (loss) before income tax benefit	(1,913)	2,407	(7,552)	8,366

Tax expenses	17	19	90	43
Net profit (loss)	(1,930)	2,388	(7,642)	8,323

Basic net profit (loss) per share	$(0.06)	$0.07	$(0.23)	$0.26

Diluted net profit (loss) per share	$(0.06)	$0.07	$(0.23)	$0.25

Weighted average number of shares
used in computing basic net
earnings per share	32,710,885	32,260,061	32,634,926	31,787,646

Weighted average number of shares
used in computing diluted net
earnings per share	32,710,885	33,471,098	32,634,926	33,086,932

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$(1,930)	$2,388	$(7,642)	$8,323

Non-GAAP adjustments

Fair value adjustment for acquired deferred revenues write down	147	258	460	258
Expenses recorded for stock-based compensation
Cost of revenues	88	57	289	154
Research and development costs, net	428	329	1,251	757
Sales and marketing	796	588	2,415	1,351
General and administrative	705	342	1,940	796
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative (G&A)	3	354	36	2,065
Research and development costs, net	-	93	28	343
Sales and marketing	-	55	12	148
Intangible assets amortization
Cost of revenues	587	641	1,593	934
S&M	58	17	173	17
Expense related to settlement of OCS grants (Cost of revenues)	250	-	250	-

Total adjustments	3,062	2,734	8,447	6,823

Non-GAAP net profit	$1,132	$5,122	$805	$15,146

Non- GAAP basic net profit per share	$0.03	$0.16	$0.02	$0.48

Non- GAAP diluted net profit per share	$0.03	$0.15	$0.02	$0.45

Weighted average number of shares
used in computing basic net
earnings per share	32,710,885	32,260,061	32,634,926	31,787,646

Weighted average number of shares
used in computing diluted net
earnings per share	33,579,948	33,848,560	33,453,921	33,347,232

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

GAAP Revenues	$23,949	$27,768	$69,274	$78,390

Fair value adjustment for acquired deferred revenues write down	$147	$258	$460	$258

Non-GAAP Revenues	$24,096	$28,026	$69,734	$78,648

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,861	$50,026
Short term deposits	23,600	78,042
Marketable securities and restricted cash	39,617	14,987
Trade receivables, net	23,480	20,236
Other receivables and prepaid expenses	8,913	6,815
Inventories	12,069	9,963
Total current assets	159,540	180,069

LONG-TERM ASSETS:
Severance pay fund	248	213
Deferred Taxes	1,525	1,525
Other assets	225	239
Total long-term assets	1,998	1,977

PROPERTY AND EQUIPMENT, NET	5,989	6,609
GOODWILL AND INTANGIBLE ASSETS, NET	31,369	33,136

Total assets	$198,896	$221,791

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,517	$4,809
Deferred revenues	10,448	13,829
Other payables and accrued expenses	13,656	13,947
Liability related to settlement of OCS grants	-	15,886
Total current liabilities	28,621	48,471

LONG-TERM LIABILITIES:
Deferred revenues	2,678	3,945
Accrued severance pay	285	254
Total long-term liabilities	2,963	4,199

SHAREHOLDERS' EQUITY	167,312	169,121

Total liabilities and shareholders' equity	$198,896	$221,791

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (Loss)	$(1,930)	$2,388	$(7,642)	$8,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	837	890	2,584	2,253
Stock-based compensation related to options granted to employees	2,017	1,316	5,896	3,058
Amortization of intangible assets	645	658	1,767	951
Capital loss	4	10	18	14
Decrease (Increase) in accrued severance pay, net	(2)	(1)	(4)	6
Decrease in other assets	27	55	14	56
Decease in accrued interest and amortization of premium on marketable securities	151	96	208	144
Increase in trade receivables	(761)	(4,143)	(3,244)	(9,642)
Decrease (Increase) in other receivables and prepaid expenses	(971)	(65)	(2,640)	1,561
Decrease (Increase) in inventories	(1,325)	1,816	(2,106)	2,137
Decrease in trade payables	(263)	(1,125)	(42)	1,367
Increase (Decrease) in employees and payroll accruals	(144)	1,789	(1,404)	2,167
Decrease in deferred revenues	(590)	(2,659)	(4,648)	(4,295)
Increase (Decrease) in other payables and accrued expenses	(1,135)	(875)	1,001	1,242
Payment of a Liability related to the settlement of OCS grants	(16,024)	-	(16,024)	-

Net cash provided by (used in) operating activities	(19,464)	150	(26,266)	9,342

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	145	(147)	146	(126)
Redemption of short-term deposits	-	-	76,042	-
Investment in short-term deposit	(21,600)	(23,000)	(21,600)	(70,000)
Purchase of property and equipment	(552)	(1,528)	(1,980)	(2,997)
Investment in marketable securities	(525)	(6,443)	(29,891)	(7,694)
Proceeds from redemption or sale of marketable securities	1,100	800	4,811	2,000
Acquisitions	-	(13,493)	-	(23,892)
Loan to purchased Subsidiary	-	-	-	(1,000)

Net cash provided by (used in) investing activities	(21,432)	(43,811)	27,528	(103,709)

Cash flows from financing activities:

Exercise of employee stock options	304	1,198	573	5,305
Redemption of bank loan	-	(1,952)	-	(1,952)

Net cash provided by (used in) financing activities	304	(754)	573	3,353

Increase (Decrease) in cash and cash equivalents	(40,592)	(44,415)	1,835	(91,014)
Cash and cash equivalents at the beginning of the period	92,453	70,083	50,026	116,682

Cash and cash equivalents at the end of the period	$51,861	$25,668	$51,861	$25,668